Exhibit 99.5

SHAREHOLDERS’ AGM CONVENED ON APRIL 16, 2015 AT 12:00 CET at Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, Amsterdam (NL)

PROXY FORM

To be sent to: Computershare S.p.A., Via Nizza 262/73, 10126 Turin (Italy), as Agent for Fiat Chrysler Automobiles N.V., at the latest on April 9, 2015 by mail or by Fax (+39 011 0923202) or by e-mail (fca@computershare.it), as an attachment in PDF format.

Disclaimer

This Proxy Form shall be completed and signed by the shareholder in order to appoint Computershare S.p.A. to vote as per attached Voting Instructions Form at the Shareholders’ AGM of Fiat Chrysler Automobiles N.V.

Alternatively, the Shareholder can vote online through the company website (www.fcagroup.com/Investors/Stock and Shareholders Corner/Shareholders Meetings).

Mandatory information *

THE UNDERSIGNED*
Date of birth *		Place of birth *		Resident in (town/city) *
At (street address) *				Italian Tax Code*
Telephone no. *			e-mail
entitled to vote at the close of business of		March 19, 2015 (record date)		as (1):
☐ registered shareholder		☐ legal representative or agent with authority to sub-delegate			☐ Pledgee ☐ Taker-in
☐ Beneficial interest holder	☐ official receiver	☐ manager	☐ other (specify)
for no. *	FCA common shares
(2) registered in the name of
Date of birth *		Place of birth *		Resident in (town/city) *
At (street address) *				Italian tax Code
Registered in the securities account (3) no.		At		Bank code (ABI)	Branch code (CAB)
as resulting from communication no. (4)		Made by (Bank)

APPOINTS Computershare S.p.A. to attend at the above mentioned meeting and to vote, with reference to the above shares, in accordance with the instructions provided in the following Voting Instructions Form. If no such directions are indicated,

ACKNOWLEDGES that Computershare S.p.A. will have the authority to vote “For” with regard to all the following proposals.

DATE	Form of identification (5) (type)*	Issued by *	no. *	SIGNATURE
1.	Specify the capacity of the proxy signatory and, where applicable, attach documentary proof of his power.
2.	To be completed only if the registered shareholder is different from the proxy signatory; mandatory indications on relevant personal details must be included.
3.	Provide the securities account number, Bank Codes and Branch Codes of the Depository, or in any case its name, available in the securities account statement.
4.	Reference to the communication made by the intermediary and its name.
5.	Provide details of a valid form of identification of the proxy signatory.

SHAREHOLDERS’ AGM CONVENED ON APRIL 16, 2015 AT 12:00 CET at Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, Amsterdam (NL)

VOTING INSTRUCTIONS FORM

The Undersigned

INSTRUCTS the Appointed Representative to vote at the above indicated shareholders’ meeting as follows:

RESOLUTIONS OF THE AGENDA TO BE VOTED	VOTE (Please tick as appropriate)
2.d. Adoption of the 2014 Annual Accounts	For	Against	Abstain
2.e. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2014	For	Against	Abstain
3.a. Re-appointment of John Elkann (executive director)	For	Against	Abstain
3.b. Re-appointment of Sergio Marchionne (executive director)	For	Against	Abstain
4.a. Re-appointment of Ronald L. Thompson (non-executive director)	For	Against	Abstain
4.b. Re-appointment of Andrea Agnelli (non-executive director)	For	Against	Abstain
4.c. Re-appointment of Tiberto Brandolini d’Adda (non-executive director)	For	Against	Abstain
4.d. Re-appointment of Glenn Earle (non-executive director)	For	Against	Abstain
4.e. Re-appointment of Valerie A. Mars (non-executive director)	For	Against	Abstain
4.f. Re-appointment of Ruth J. Simmons (non-executive director)	For	Against	Abstain
4.g. Re-appointment of Patience Wheatcroft (non-executive director)	For	Against	Abstain
4.h. Re-appointment of Stephen M. Wolf (non-executive director)	For	Against	Abstain
4.i. Re-appointment of Ermenegildo Zegna (non-executive director)	For	Against	Abstain
5. Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the company	For	Against	Abstain
6.a. Adoption of the remuneration policy for the executive directors and the non-executive directors	For	Against	Abstain
6.b. Approval of awards to executive directors	For	Against	Abstain
7. Delegation to the Board of the authority to acquire common shares in the capital of the Company	For	Against	Abstain

SIGNATURE

FIAT CHRYSLER AUTOMOBILES NV

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Standard Time, on April 9, 2015.

Vote by Internet • Go to www.investorvote.com/MFC • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website

Vote by telephone

•	Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
•	Follow the instructions provided by the recorded message

Annual General Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proposals — The Board of Directors recommend that you vote FOR proposals 2.d. – 7.

	For	Against	Abstain			For	Against	Abstain	+
2.d. Adoption of the 2014 Annual Accounts	☐	☐	☐	2.e.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2014	☐	☐	☐
3. RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS

		For	Against	Abstain			For	Against	Abstain
3.a. -	John Elkann	☐	☐	☐	3.b. -	Sergio Marchionne	☐	☐	☐
4. RE-APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS
		For	Against	Abstain			For	Against	Abstain			For	Against	Abstain
4.a. -	Ronald L. Thompson	☐	☐	☐	4.b. -	Andrea Agnelli	☐	☐	☐	4.c. -	Tiberto Brandolini d’Adda	☐	☐	☐
4.d. -	Glenn Earle	☐	☐	☐	4.e. -	Valerie A. Mars	☐	☐	☐	4.f. -	Ruth J. Simmons	☐	☐	☐
4.g. -	Patience Wheatcroft	☐	☐	☐	4.h. -	Stephen M. Wolf	☐	☐	☐	4.i. -	Ermenegildo Zegna	☐	☐	☐

		For	Against	Abstain			For	Against	Abstain
5.a.	Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company	☐	☐	☐	6.a.	Adoption of the remuneration policy for the executive directors and the non-executive directors	☐	☐	☐
6.b.	Approval of awards to executive directors	☐	☐	☐	7.	Delegation to the Board of the Authority to Acquire Common Shares in the Capital of the Company	☐	☐	☐

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND  RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — FIAT CHRYSLER AUTOMOBILES NV	+
ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 16, 2015

The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of Fiat Chrysler Automobiles N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Thursday, April 16, 2015, at the HOTEL SOFITEL LEGEND THE GRAND AMSTERDAM, Oudezijds Voorburgwal 197,1012 EX Amsterdam, the Netherlands commencing at 12:00 P. M. Central European Time and any adjournments thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.

B	Non-Voting Items
Change of Address — Please print your new address below.		Comments — Please print your comments below.	Meeting Attendance	☐
Mark the box to the right if you plan to attend the Annual General Meeting.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

¢	IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.	+